SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PROCOP: disclosure of cost reduction targets with potential savings of R$ 32 billion in the 2013-2016 period

Rio de Janeiro, December 19th, 2012 – Petróleo Brasileiro SA – Petrobras discloses the targets of the Operating Costs Optimization Program (Procop), one of the Structuring programs of the 2012-2016 Business and Management Plan (PNG 2012-2016).

Procop has three main objectives:

➢  In the financial realm, increase cash generation within the scope of the PNG 2012-2016;

➢ In the operational realm, boost productivity  of its activities based on internal and external benchmarks;

➢ In the organizational realm, consolidate the cost-efficient  management model.

The scope of the program encompasses activities in Brazil, in the Exploration and Production, Downstream and Gas and Energy segments, including logistics operated by subsidiary Transpetro, and processes that support operations, such as materials supply, parts and fuels inventories and information technology.

The Program was conducted in three phases:

➢  Phase I: from June to August 2012, the objective was to establish a preliminary vision of the focus areas and optimization potential. From the company’s cost map, a list of opportunities were identified, classified and prioritized;

➢  Phase II: from September to November 2012, was dedicated to further analysis and detailing of the opportunities identified in Phase I, and the precise quantification of the associated gain;

➢  Phase III: Implementation Plan, now completed, consolidating targets, individuals responsible and each initiative’s milestones.

Starting from the manageable cost base of R$ 63 billion realized in 2011, 39 significant optimization opportunities were prioritized in productive and support processes, which are directly related to a cost base of R$ 43bn (i.e., 70% of the R$ 63bn total).

Expenditures not encompassed by the program (R$ 20 billion) are related to activities in R&D, Engineering, Exploration, Communications, Social Responsibility, Financial Department and other management processes, as well as expenditures related to internal transactions in the Petrobras System (accounting eliminations between companies).

Therefore, these 39 opportunities were detailed and translated into 515 cost optimization initiatives, with operational and multiyear targets, consolidated in work plans detailed for each initiative.

This set of initiatives allowed the establishment of the reduction target of R$ 8bn, or 19% of  manageable costs under consideration (R$ 63bn). In other words, had all the initiatives been implemented in 2011, these costs would have been 19% lower in that year.

This potential is now going to be gradually and progressively attained starting in 2013, according to initiatives planned in detail, and will allow Petrobras to lower its operating costs by R$ 32bn in the 2013- 2016 period.

For comparison’s sake, this amount is higher than the total investment portfolio of the Gas and Power segment (US$ 13.8 billion), higher than the divestment program (US$ 14.8 billion) and equivalent to the annual funding needs (US$ 16 – US$ 18 billion a year) considered in the PNG 2012-2016.

Procop initiatives deal primarily with increasing productivity of the company’s operational processes. Below are some of the main ones:

Exploration and Production:

•     Reduction in fuel consumption for offshore production equipment;

•     Reduction in the annual cost of onshore well intervention;

•     Increase in the utilization factor of Natural Gas Processing Units;

•     Reduction in the number of vessels per Offshore Unit served;

•     Increase in productive rig days for workover activities.

Downstream:

•     Increase in the efficiency of routine maintenance costs and scheduled stoppages in Refining;

•     Reduction in the specific consumption of chemicals at refineries;

•     Reduction in waste generation, decreasing reprocessing in Refining;

•     Reduction in the number of excess hours of lay days at ports;

•     Improve efficiency in the use of the maritime fleet;

•     Optimize product delivery schedule, reducing logistical costs.

Transpetro:

•     Reduction in maintenance costs by optimizing and standardizing routine interventions at terminals, oil pipelines, gas pipelines and tanks;

•           Reduction in procurements in the spot market and increase in the utilization of contracts and joint procurements for materials with Petrobras

Gas and Energy:

•     Reduction in the specific consumption of natural gas in the ammonia production process;

•           Centralization of procurements and sharing of inventories among fertilizers plants;

•           Reduction in operating costs on the gas pipeline network through the optimization of compression services

In the remaining processes that support operations:

•     On Information Technology and Telecommunications, reduction in operating costs per user;

•     Reduction in facilities, travel and road transportation costs.

Cost optimization targets are under the direct responsibility of each Executive Director, and will be monitored monthly by the Executive Board and sent to the Board of Directors for quarterly evaluation, through specific operational indicators.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.